clearone communications, inc. Electronic EDGAR Proof

Job Number:	**Form8-K07112006**
Company Name:	**ClearOne Communications, Inc.**
Form Type:	**8-K**
Reporting Period / Event Date:	**07-11-2006**
Customer Service Representative:	**Ann Dartnell**
Revision Number:	**1**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NONE**
Sub Filer Id	**0000840715**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**Ann Dartnell**
Contact Phone Number	**801-303-3597**
Item Ids	**8.01**
Reporting Period	**07-11-2006**
Global Enclosed File Count	**3**
Internet Address	**ann.dartnell@clearone.com**

Documents

8-K	**form8-kdated07112006.htm**
	Form 8-K dated 07/11/2006 ClearOne Announces Termination of SEC Investigation
EX-99.1	**exhibit99-1.htm**
	Press Release ClearOne Announces Termination of SEC Investigation
8-K	**form8-kdated07112006.pdf**
	Form 8-K dated 07/11/2006 ClearOne Announces Termination of SEC Investigation

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>8.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>07-11-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-kdated07112006.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K dated 07/11/2006 ClearOne Announces Termination of SEC Investigation</value>
    </field>
    <data sid="data1">
      <filename>form8-kdated07112006.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit99-1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Press Release ClearOne Announces Termination of SEC Investigation</value>
    </field>
    <data sid="data2">
      <filename>exhibit99-1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>form8-kdated07112006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Form 8-K dated 07/11/2006 ClearOne Announces Termination of SEC Investigation</value>
    </field>
    <data sid="data3">
      <filename>form8-kdated07112006.pdf</filename>
      <mimedata>
```

```
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>ann.dartnell@clearone.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

Filer: ClearOne Communications, Inc.   Form Type: 8-K   Period: 07-11-2006   Job Number: Form8-K07112006   Rev: 1   Sequence: 1
Project: Form8-K07-11-06.pdml   Document Name: form8-kdated07112006.htm   Saved: 7/11/2006 14:28:43   Printed: 7/11/2006 14:29:00
clearone communications, inc.   Description: Form 8-K dated 07/11/2006 ClearOne Announces Termination of SEC Investigation   Created using EDGARizer HTML

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **July 11, 2006**

ClearOne Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation)

000-17219	**87-0398877**
(Commission file number)	(I.R.S. employer identification number)

1825 Research Way, Salt Lake City, Utah	**84119**
(Address of principal executive offices)	(Zip Code)

(801) 975-7200
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Filer: ClearOne Communications, Inc.   Form Type: 8-K   Period: 07-11-2006   Job Number: Form8-K07112006   Rev: 1   Sequence: 2
Project: Form8-K07-11-06.pdml   Document Name: form8-kdated07112006.htm   Saved: 7/11/2006 14:28:43   Printed: 7/11/2006 14:29:00
clearone communications, inc.   Description: Form 8-K dated 07/11/2006 ClearOne Announces Termination of SEC Investigation   Created using EDGARizer HTML

Item 8.01 Other Events.

ClearOne Communications, Inc. (the "Company") has been advised by the U.S. Securities and Exchange Commission that the investigation initiated by the Commission with regard to ClearOne's failure to timely file its annual and quarterly reports has been terminated and no enforcement action has been recommended. On July 11, 2006, the Company issued a press release captioned "ClearOne Announces Termination of SEC Investigation." A copy of the press release is included as Exhibit 99.1 to this report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Title of Document	Location
99.1	Press Release dated July 11, 2006 captioned "ClearOne Announces Termination of SEC Investigation"	This Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: July 11, 2006   By: /s/ Zeynep Hakimoglu

Zeynep Hakimoglu
President and Chief Executive Officer

Filer: ClearOne Communications, Inc.
Project: Form8-K07-11-06.pdml
clearone communications, inc.

Form Type: 8-K   Period: 07-11-2006   Job Number: Form8-K07112006   Rev: 1   Sequence: 1
Document Name: exhibit99-1.htm   Saved: 7/11/2006 14:28:43   Printed: 7/11/2006 14:29:01
Description: Press Release ClearOne Announces Termination of SEC Investigation   Created using EDGARizer HTML

Contacts: ClearOne
              Investor Relations
              (801) 303-3555

              Robert Jaffe
              PondelWilkinson Inc.
              (310) 279-5969

CLEARONE ANNOUNCES TERMINATION OF SEC INVESTIGATION

Salt Lake City, UT - July 11, 2006 - ClearOne Communications, Inc. (OTC: CLRO.PK) today announced that it has been advised by the U.S. Securities and Exchange Commission that the investigation initiated by the Commission with regard to ClearOne's failure to timely file its annual and quarterly reports has been terminated, and that no enforcement action has been recommended.

"We are pleased that this matter is now behind us and we can focus our full attention on growing our business," said Zee Hakimoglu, president and chief executive officer of ClearOne.

About ClearOne

ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications. The reliability, flexibility, and performance of ClearOne's comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication. For more information, visit ClearOne's website at www.clearone.com.

This release contains "forward-looking" statements that are based on present circumstances and on ClearOne's predictions with respect to events that have not occurred, that may occur, or that may occur with different consequences and timing than those now assumed or anticipated. Such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements. Such forward-looking statements are made only as of the date of this release and ClearOne assumes no obligation to update forward-looking statements to reflect subsequent events or circumstances. Readers should not place undue reliance on these forward-looking statements.

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